

February 28, 2024

Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Room 601, No. 1 Shui'an South Street
Chaoyang District, Beijing 100012
People's Republic of China

      Re: Recon Technology, Ltd
          Form 20-F for the Fiscal Year ended June 30, 2023
          Filed October 30, 2023
          File No. 001-34409

Dear Liu Jia:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2023

General

1. We note that you amended your Form 20-F on December 7, 2023 to include a revised audit opinion and a consent from Enrome LLP, although you did not include the financial statements. Please note that amendments must set forth the complete text of each Item as amended, and include updated certifications from your officers, to comply with Rule 12b-15 of Regulation 12B, applicable via General Instruction B to Form 20-F.

   Given that financial statements required by Item 18 of Form 20-F must be audited, your amendment should include both audit opinions and the financial statements, along with updated officer certifications, and consents from both auditors with regard to the forward incorporation-by-reference in the previously filed Form F-1.

   Based on the observations made in this letter, your amendment should include all of the information prescribed by Items 3, 16, 18 and 19 of Form 20-F.

We suggest that you submit a draft amendment to the Form 20-F along with your response letter for review in advance of filing the amendment.

Item 3.D Risk Factors
Risks Related to Doing Business in China
Our shares may be delisted under the Holding Foreign Companies Accountable Act..., page 21

2. We note your disclosure indicating that Enrome LLP is your current auditor, although also indicating that you may regard Onestop Assurance PAC as your auditor, in stating that this firm "...is subject to PCAOB inspections and the PCAOB is able to inspect our auditor." You also identify Marcum Asia CPAs LLP as your predecessor auditor, and indicate that you have included an audit opinion from this auditor "elsewhere in this report" although the firm appears to have been dismissed prior to competing an audit, and you have an audit opinion from Friedman LLP for 2021 and 2022 on page F-2.

Please modify and expand your disclosures on page 21 as necessary to clarify (i) the standing of your current auditor relative to PCAOB inspections, (ii) your relationship with Onestop Assurance PAC, (iii) the shared status of Friedman LLP and Marcum Asia CPAs as predecessor auditors, (iv) that Friedman LLP issued an audit opinion while Marcum Asia CPAs did not, and (v) the circumstances under which Marcum Asia CPAs LLP was dismissed as the independent accountant prior to completing the audit for 2023.

Item 16C. Principal Accountant Fees and Services, page 101

3. We note your disclosure indicating you paid $181,800 in audit fees to Marcum Asia CPAs LLP, and $190,000 in audit fees to Enrome LLP for the same period.

Please describe to us the status of the audit that was being conducted by Marcum Asia CPAs LLP at the time of the firm being dismissed on August 25, 2023, including your understanding as to the extent of audit work completed, and the nature of any additional audit work yet to be completed, and explain to us how this was considered in your decision to dismiss the firm in the midst of the audit, to engage Enrome LLP to commence an entirely new audit instead. Also explain to us how the audit fees that you paid to Marcum Asia CPAs LLP were determined and how these compare to the audit fees that would have been due to the firm, had the firm completed the audit.

Please expand your disclosure regarding the audit-related fees that were incremental to the audit fees paid to Freidman LLP and Enrome LLP, as necessary to describe the nature of the audit-related services as required by subparagraph (b) of Item 16C.

Item 16F. Change in Registrant's Certifying Accountant, page 102

4. Please reconcile between your disclosure indicating Enrome LLP was appointed as your independent registered public accounting firm on August 25, 2023, with disclosure in the Form 6-K that you filed on August 25, 2023, indicating this occurred on August 22, 2023.

5. We note that you provide some disclosure regarding the change in auditor, from Marcum Asia CPAs LLP to Enrome LLP. However, in describing the circumstances in which this decision was made, you state that it "...was not the result of any disagreement between the Company and Friedman," referring to another predecessor accountant.

   The reporting criteria in Item 16F(a)(1)(iv) and (v) covers any differences of opinion, including any disagreements with the former accountant, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the matter in connection with its audit report.

   In other words, the disclosure requirement pertains to differences of opinion or disagreements having audit report implications, and is thereby not limited to matters that are directly correlated with dismissal. Please confirm that you have considered and identified any differences of opinions and disagreements meeting the criteria outlined above in formulating the disclosures that you provide to address these requirements.

   Please revise your disclosure as necessary to cover and distinguish between the change from Friedman LLP to Marcum Asia CPAs LLP, and the change from Marcum Asia CPAs LLP to Enrome LLP, in providing the information prescribed by Item 16F.

Item 19 Exhibits
Exhibit 15.1, page 106

6. We note that you included a consent from Friedman LLP at Exhibit 15.1 to the Form 20-F that you filed on October 30, 2023, for incorporation by reference of its October 28, 2022 audit report, covering your financial statements for the two fiscal years ended June 30, 2022, in the Form F-1 that you originally filed on May 1, 2023, and amended on May 26, 2023. However, you did not include any similar consent from Enrome LLP, with respect to your financial statements for the year ended June 30, 2023.

   We see that you included a consent from Enrome LLP at Exhibit 15.2 to the amended Form 20-F that you filed on December 7, 2023, although this consent only covers references to its October 27, 2023 audit report within the Form 20-F.

   Given that you included language in the amended Form F-1 that incorporates all reports that you subsequently file pursuant to Section 13(a) of the Exchange Act, with certain exceptions for reports on Form 6-K, you would need to comply with Rule 439 of Regulation C, which requires that you either amend the Form F-1 to include the consent for material incorporated by reference, or include the consent with the material incorporated by reference. The consent must clearly indicate the independent accountant consents to any expert references to their firm and inclusion of their audit report within the registration statement, to comply with Rule 436 of Regulation C.

Please obtain and file a consent from Enrome LLP that satisfies the requirements outlined above, and an updated consent from Freidman LLP, in connection with the amendment to your Form 20-F that is required to address the other comments in this letter.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Yong Kim at 202-551-3323 or Jenifer Gallagher at 202-551-3706 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation